Filed Pursuant to Rule 433

Registration No. 333-179420

Pricing Term Sheet

February 8, 2012

FREEPORT-MCMORAN COPPER & GOLD INC.

Pricing Term Sheet — 2017 Notes

Issuer:	Freeport-McMoRan Copper & Gold Inc.
Security Description:	Senior Notes
Format:	SEC Registered
Size:	$500,000,000
Maturity:	March 1, 2017
Coupon:	2.150%
Yield:	2.175%
Spread to Benchmark Treasury:	T+135 basis points
Benchmark Treasury:	UST 0.875% due 01/31/17
Benchmark Treasury Price; Yield:	100-07 3/4; 0.825%
Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2012
Optional Redemption:	Make-whole call at any time @ T+ 20 basis points prior to maturity.
Price to Public:	99.880%
Use of Proceeds:	We intend to use the net proceeds from the offering of the 2015 senior notes, the 2017 senior notes and the 2022 senior notes plus cash on hand to redeem our outstanding 8.375% Senior Notes due 2017.
Trade Date:	February 8, 2012
Settlement Date:	February 13, 2012 (T+3)
Minimum Denominations:	$2,000 x $1,000
CUSIP:	35671D AW5
ISIN:	US35671DAW56
Ratings*:	Moody’s: Baa3 (positive) S&P: BBB (stable)
Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Senior Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc.
Co-Managers	Goldman, Sachs & Co. Mizuho Securities USA Inc. Morgan Stanley & Co. LLC.
Junior Co-Managers

CIBC World Markets Corp.

Mitsubishi UFJ Securities (USA), Inc.

Santander Investment Securities Inc.

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

Deutsche Bank Securities Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.